SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): March 28, 2006

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IGENE BIOTECHNOLOGY, INC.
(Exact Name of registrant as specified in its charter)

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Maryland	**01-15888**	**52-1230461**
(State or other jurisdiction of incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

9110 Red Branch Road
Columbia, MD
(Address of Principal Executive Offices)

21045-2024
(Zip Code)

Registrant's telephone number, including area code: (410) 997-2599

Former Name or Former Address, if Changed Since Last Report: Not applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 – REGISTRANT'S BUSINESS AND OPERATIONS

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

Pursuant to the terms of an Indenture dated as of March 31, 1998, as amended (the "Indenture") between the Registrant and American Stock Transfer & Trust Company, as Trustee (the "Trustee"), the Company issued and sold $5,000,000 of its 8% notes (the "Securities"). Concurrently with the issuance of the Securities, the Company issued, pursuant to a Warrant Agreement by and between Registrant and American Stock Transfer & Trust Company, as warrant agent (the "Warrant Agent") dated as of March 31, 1998, as amended (the "Warrant Agreement"), 50,000,000 warrants to purchase shares of the Registrants common stock for $.10 per share. The warrant purchase price under the Warrant Agreement was reduced to $.075 per share, and the maturity date of the Securities extended to March 31, 2006, by an amendment to the Indenture and Warrant Agreement dated March 18, 2003 and approved by the requisite number of holders of the Securities.

On March 28, 2006, the Registrant, Trustee and Warrant Agent entered into a Second Amendment to Indenture, Securities, Warrant Agreement and Warrant Certificates (the "Second Amendment") that extended the maturity date of the Securities to March 31, 2009, and reduced the warrant purchase price under the Warrant Agreement from $.075 to $.056 per share.

The Second Amendment was approved by more than two-thirds in principal amount of the holders of Securities effective March 28, 2006, in accordance with Section 6.07 and Section 9.02 of the Indenture. Section 6.07 provides that:

> The right of any Holder of a Security to receive payment of the principal of and interest on the Security, on or after the respective due dates expressed in the Security, or to bring suit for the enforcement of any such payment on or after the respective dates, is not absolute and may be impaired or affected without the consent of the Holder if the Holders of at least two-thirds in principal amount of Securities so approve such action.

The Registrant sent written notice to each of the Holders of the amendments made to the Securities by the Second Amendment.

SECTION 3 – SECURITIES AND TRADING MARKETS

ITEM 3.03 MATERIAL MODIFICATION TO RIGHTS OF SECURITY HOLDERS

The disclosures provided in Item 1.01 above are incorporated into this Item 3.03 by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IGENE Biotechnology, Inc.
(Registrant)

Date: March 30, 2006   By: /s/ STEPHEN F. HIU
                                                          STEPHEN F. HIU

EXHIBIT INDEX

Exhibit 4 – Second Amendment to Indenture, Securities, Warrant Agreement and Warrant Certificates.

Exhibit 4

SECOND AMENDMENT TO INDENTURE, SECURITIES, WARRANT AGREEMENT AND WARRANT CERTIFICATES

THIS SECOND AMENDMENT TO INDENTURE, SECURITIES, WARRANT AGREEMENT AND WARRANT CERTIFICATES (this "Second Amendment") is made as of and shall be effective for all purposes as of the 28th day of March, 2006, by and between Igene Biotechnology, Inc., a Maryland corporation (the "Company"), and American Stock Transfer & Trust Company, a New York corporation, its successors and assigns, as Trustee (the "Trustee") and as Warrant Agent (the "Warrant Agent").

<u>RECITALS</u>

WHEREAS, pursuant to the terms of an Indenture dated as of March 31, 1998, as amended (the "Indenture") between the Company and the Trustee, the Company issued and sold $5,000,000 of its 8% notes due March 31, 2003 (the "Securities"); and

WHEREAS, concurrently with the issue of the Securities, the Company issued, pursuant to a Warrant Agreement dated as of March 31, 1998 (the "Warrant Agreement"), 50,000,000 warrants to purchase shares of the Company's Common Stock for $.10 per share, as adjusted in accordance with the terms of the Warrant Agreement; and

WHEREAS, on March 18, 2003, the Company and the Consenting Holders (as defined below) amended the Indenture and Securities to reflect the extension of the maturity date on the Securities to March 31, 2006; and

WHEREAS, the Company and the Consenting Holders desire to further amend the Indenture and Securities as hereinafter provided to reflect the extension of the maturity date on the Securities from March 31, 2006 until March 31, 2009; and

WHEREAS, in return for amending the Indenture and extending the maturity date on the Securities, the Consenting Holders and the Company desire to amend the terms of the Warrant Agreement and each of the Warrant Certificates (within the meaning of the Warrant Agreement) as hereinafter provided to reduce the Warrant Price (as defined in the Warrant Agreement) from $.075 to $.056; and

WHEREAS, the terms contained in this Second Amendment are consented to by the holders of at least two-thirds principal amount of all Securities (collectively, the "Consenting Holders");

NOW, THEREFORE, in consideration of the foregoing recitals, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Second Agreement hereby agree as follows:

1.   Incorporation of Recitals.   The foregoing recitals are incorporated in this Second Amendment and made a part hereof by this reference to the same extent as if set forth herein in full. All section references shall, unless otherwise expressly indicated, mean the corresponding section of the Indenture.

2.   Definitions.   All capitalized terms used but not defined herein shall have the meanings given such terms in the Indenture.

3.   Amendment of the Indenture and Securities.   The Indenture and each of the Securities are hereby amended to replace "March 31, 2006" with "March 31, 2009" wherever such term may appear, thereby extending the maturity date of the Securities until March 31, 2009.

4.   Amendment of Warrant Agreement.   The Warrant Agreement and each Warrant Certificate is hereby amended to replace "$.075" with "$.056" wherever such term may appear.

5.   Ratification of Indenture, Securities, Warrant Agreement and Warrant Certificates. Except as set forth in this Second Amendment, all the terms and conditions contained in the Indenture, Securities, Warrant Agreement or Warrant Certificates, each, as amended, are hereby ratified and shall remain in full force and effect. In the event that any of the terms, conditions and provisions of this Second Amendment shall conflict with any of the terms, conditions and provisions of the Indenture, Securities, Warrant Agreement or Warrant Certificates, each, as amended, then, and in such event, the terms, conditions and provisions of this Second Amendment shall prevail and be controlling. Hereafter, all references to the Indenture, Securities, Warrant Agreement or any Warrant Certificate shall mean the Indenture, Securities, Warrant Agreement or such Warrant Certificate, respectively, as amended by this Second Amendment.

6.   Effective Date of Second Amendment.   The effective date of this Second Amendment shall be March 28, 2006.

7.   Counterparts. This Second Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, when taken together, shall be deemed to be a single instrument.

8.   Applicable Law. This Second Amendment shall be governed by the laws of the State of New York, without regard to its conflicts of law rules.

9.   Disclaimer. In accordance with Section 7.04 of the Indenture, American Stock Transfer and Trust Company makes no representation or warranty as to the validity or adequacy of this Second Amendment and shall not be responsible for any of the recitals set forth herein.

IN WITNESS WHEREOF, and intending to be legally bound, the Company, Trustee and Warrant Agent have caused this Second Amendment to be executed on their behalf by their duly authorized representatives as of the date set forth above.

ATTEST: **THE COMPANY:**

                                                     IGENE BIOTECHNOLOGY, INC.

/s/ CHRISTINE L. FITCH   By: /s/ STEPHEN F. HIU
_____   _____
     CHRISTINE L. FITCH   Name: STEPHEN F. HIU
                                           Title: President

ATTEST: **THE TRUSTEE AND WARRANT AGENT**:

                                                     AMERICAN STOCK TRANSFER & TRUST
                                                     COMPANY

/s/ SUSAN SILBER   By: /s/ HERBERT J. LEMMER
_____   _____
     SUSAN SILBER   Name: HERBERT J. LEMMER
                                           Title: Vice President

**CONSENT OF CONSENTING HOLDERS**

Each of the undersigned, collectively constituting holders of at least two-thirds in principal amount of all Securities, do hereby irrevocably consent, on behalf of all holders of Securities pursuant to and in accordance with the terms of the Indenture, to the amendment of the Securities, the Indenture, the Warrant Agreement and the Warrant Certificates, as set forth in this Second Amendment. Each of the persons signing below in their capacity as trustee on behalf of any trust represent that they currently serve as trustee under the trust(s) listed immediately above their names, and have the trust power and authority to sign below and to bind the trust(s) listed immediately above their names to this Consent of Consenting Holders in accordance with its terms.

CONSENTING HOLDERS:

WITNESS:

/s/ PATRICIA SPERA   /s/ THOMAS L. KEMPNER
_____   _____
    PATRICIA SPERA   THOMAS L. KEMPNER, record and
                                                                            beneficial holder of $32,395 principal
                                                                            amount of Securities

WITNESS:

/s/ MARY CLANCY   /s/ SIDNEY R. KNAFEL
_____   _____
    MARY CLANCY   SIDNEY R. KNAFEL, record holder
                                                                            of $1,214,544 principal amount
                                                                            of Securities

WITNESS: Trust U/W of Carl M. Loeb FBO
                                                                            Thomas L. Kempner, beneficial and
                                                                            record holder of $944,933 principal
                                                                            amount of Securities

/s/ PATRICIA SPERA   /s/ THOMAS L. KEMPNER
_____   _____
    PATRICIA SPERA   THOMAS L. KEMPNER
                                                                            Trustee

/s/ PATRICIA SPERA   /s/ WILLIAM PERLMUTH
_____   _____
    PATRICIA SPERA   WILLIAM PERLMUTH
                                                                            Trustee

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WITNESS: Alan H. Kempner III, beneficial and
                                                             record holder of $942,773 principal
                                                             amount of Securities

/s/ PATRICIA SPERA   /s/ ALAN H. KEMPNER III
_____   _____
    PATRICIA SPERA   ALAN H. KEMPNER III

WITNESS: Trust U/A dated 9/13/1978 FBO Andrew G.
                                                             Knafel, holder of $340,341.50 principal
                                                             amount of Securities

/s/ ANNE HUNTER   /s/ ANDREW G. KNAFEL
_____   _____
    ANNE HUNTER   ANDREW G. KNAFEL
                                                                 Trustee

WITNESS: Trust U/A dated 9/13/1978 FBO Douglas R.
                                                             Knafel, holder of $340,341.50 principal
                                                             amount of Securities

/s/ ANNE HUNTER   /s/ ANDREW G. KNAFEL
_____   _____
    ANNE HUNTER   ANDREW G. KNAFEL
                                                                 Trustee

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